EXHIBIT 4.2

TRANSLATION FOR CONVENIENCE ONLY

BINDING VERSION IS THE HEBREW ORIGINAL

Date: December 3, 2013
To
The First International Bank of Israel Ltd.
Ramat Hachayal Branch (the “Bank”)
Dear Sirs,

Re: Amendment to Financial Covenants

Whereas, Perion Network Ltd. (hereinafter the “Company”), is and/or will be indebted to the Bank for various amounts of money on account of credit, documentary credit, various loans, overdraft on the Company’s checking account, debit or other account, various letter of indemnification and guaranty, discounts of bills and other banking services made available and that will be made available to the Company and/or other persons guaranteed by the Company (hereinafter the “Banking Services”); and

Whereas, In order to secure the Banking Services, on September 6, 2011, the Company has inter alia, executed an undertaking for the compliance with financial covenants as amended on April 15, 2012 (as amended, the “Undertaking”); and

Whereas, the Bank and the Company have agreed to amend the Undertaking in the manner described below;

THEREFORE, it is hereby agreed by the Company as follows:

1.	Section 1.5 shall be deleted in its entirety.

2.	The remaining sections of the Undertaking shall not be amended and shall remain in full force and effect.

3.
Without derogating from the foregoing, the Company acknowledges that this consent does not derogate from other undertakings of the Company towards the Bank, including any other covenant specified in the Undertaking.

Sincerely, [s] Perion Network Ltd.
[s] The First International Bank of Israel Ltd. Ramat Hachayal branch